SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAS Medical Systems, Inc.
(Name of Issuer)

COMMON STOCK, $0.004 PAR VALUE PER SHARE
(Title of Class of Securities)

124769209
(CUSIP Number)

Susan Haedt
Thomas, McNerney & Partners II, L.P.
60 South 6th Street, Suite 3620
Minneapolis, MN 55402
(612) 465-8660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gordon Caplan, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

June 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124769209	Page 2 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, L.P. (“TMP II LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
3,339,787*, except that Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II LP, may be deemed to have shared voting power, and James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”) and Eric Aguiar, M.D. (“Aguiar”), the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
3,339,787*, except that TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,339,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* PN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 3 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Nominee II, LLC (“TMPN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,894*, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 34,894*, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,894*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Associates II, L.P. (“TMPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
11,844*, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
11,844*, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,844*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON* PN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 5 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, LLC (“TMP II LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,351,631*, of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,351,631*, of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,351,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* OO

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 6 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS James Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,386,525* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, (ii) 34,894* are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,386,525* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, (ii) 34,894* are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,386,525*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%
14	TYPE OF REPORTING PERSON* IN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 7 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Pete McNerney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,386,525* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, (ii) 34,894* are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,386,525* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, (ii) 34,894* are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,386,525*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%
14	TYPE OF REPORTING PERSON* IN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 8 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Alex Zisson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,351,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* IN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 9 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Pratik Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,351,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* IN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 10 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Dr. Eric Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
3,351,631* of which (i) 3,339,787* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 11,844* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,351,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON* IN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

Item 1.                      Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.004 per share (the “Common Stock”) of CAS Medical Systems, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 44 East Industrial Road, Branford, Connecticut 06405.

Item 2.                      Identity and Background

(a)
This Schedule 13D is being filed on behalf of Thomas, McNerney & Partners II, L.P. (“TMP II LP”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”) (collectively the “Reporting Persons,” and each, a “Reporting Person”).

(b)	The address of the principal business and principal office for each of the Reporting Persons is: c/o Thomas McNerney & Partners II, LLC, 60 S. 6th St., Suite 3620, Minneapolis, MN 55402.

(c)
& (f)  Each of TMP II LP and TMPA is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments.  TMPN is a Delaware limited liability company whose primary business is to make venture capital and/or private equity investments.  TMP II LLC, the general partner of each of TMP II LP and TMPA, is a Delaware limited liability company.  Thomas, McNerney, Zisson, Shah and Aguiar are individuals who are the managing members of TMP II LLC and are each U.S. citizens.  Thomas and McNerney are also the managing members of TMPN.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration

The total amount of funds used by TMP II LP, TMPN and TMPA (collectively, the “Purchasers”) to purchase the securities of the Company as described herein was furnished from the working capital of such Purchasers.  The total amount of funds paid by the Purchasers to purchase the securities of the Company purchased on June 9, 2011 as described herein was $9,550,000.

Item 4.                      Purpose of the Transaction

On June 8, 2011, the Purchasers entered into an Investment Agreement (the “Investment Agreement”) with the Company, a copy of which is attached hereto as Exhibit 1.  Pursuant to the terms of the Investment Agreement, on June 9, 2011, the date of the closing under the Investment Agreement, (i) TMP II LP purchased 94,182 shares of Series A Convertible Preferred Stock, par value $0.001, of the Company (the “Series A Preferred”) for an aggregate purchase price of $9,418,200, (ii) TMPN purchased 984 shares of Series A Preferred for an aggregate purchase price of $98,400, and (iii) TMPA purchased 334 shares of Series A Preferred for an aggregate purchase price of $33,400 (the “Transaction”).  The stated value of each share of Series A Preferred is $100.  The stated value of each share of Series A Preferred accretes at an annual rate of 7% compounded quarterly, beginning on the three-month period ending June 30, 2011.

Each share of Series A Preferred is convertible at any time into such number of shares of Common Stock of the Company as is equal to the quotient of (A) the accreted value of such share as of the conversion date (taking into account the date of the issuance of the applicable share) divided by (B) a conversion price equal to $2.82 as of June 8, 2011, subject to adjustment pursuant to the terms of the certificate of designation setting forth the designations, preferences, limitations and relative rights of the Series A Preferred (the “Series A Certificate”), a copy of which is attached hereto as Exhibit 2.  The conversion price is subject to standard weighted average anti-dilution adjustments subject to limitations under NASDAQ listing rules.  Pursuant to the terms of the Series A Certificate, upon exercising a right to convert a share of Series A Preferred, the holder of such share shall also be entitled to receive either (1) an amount in cash equal to all unpaid accrued dividends thereon through the date of the conversion or (2) a number of shares of Common Stock equal to the quotient obtained by dividing (x) an amount equal to all unpaid accrued dividends thereon through the date of the conversion by (y) the closing price of the Common Stock on the date of the conversion; provided, however the Company shall elect clause (2) to the extent that sufficient lawful funds are not available to pay the amounts required by clause (1) above.

Pursuant to the Series A Certificate, after the third anniversary of the original date of issuance, the Company can force conversion (“Mandatory Conversion”) of all, and not less than all, of the outstanding Series A Preferred into Common Stock of the Company as long as the closing price of the Common Stock is at least 250% of the conversion price for at least 20 of the 30 consecutive trading days immediately prior to the conversion and the average daily trading volume is greater than 50,000 shares per day over the 30 consecutive trading days immediately prior to such conversion. The Company’s ability to cause a Mandatory Conversion is subject to certain other conditions as provided in the Series A Certificate.  Unless converted or redeemed pursuant to their terms, the Series A Preferred do not expire.

The Series A Preferred is entitled to a liquidation preference equal to the greater of (A) 100% of the accreted value for each share of Series A Preferred outstanding on the date of a liquidation plus all accrued and unpaid dividends or (B) the amount a holder would have been entitled to had the holder converted the shares of Series A Preferred into Common Stock immediately prior to the liquidation. The Series A Preferred will vote together with the Common Stock as-if-converted on the original date of issuance. Holders of Series A Preferred are entitled to purchase their pro rata share of additional stock issuances in certain future financings.

Pursuant to the Investment Agreement, the Company and the Purchasers also entered into a Registration Rights Agreement, dated June 9, 2011 (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 3.  Under the Registration Rights Agreement, the Company is required to file a registration statement pursuant to the Securities Act to register the Series A Preferred for resale. The Registration Rights Agreement also contains provisions for “piggyback registration rights” pursuant to which the Purchasers may include owned shares of Series A Preferred in any future registration statement filed by the Company, with certain exceptions as set forth in the Registration Rights Agreement.

Pursuant to the terms of the Investment Agreement, (i) two (2) of the current members of the Company’s seven (7) member board of directors were required to tender their resignations to take effect concurrently with the closing of the Transaction and (ii) the Purchasers were given the right to designate two (2) nominees to be appointed to fill such vacancies as of the closing.  The Purchasers nominated James E. Thomas and Kathleen A. Tune, who, pursuant to the Investment Agreement, were appointed to serve as members of the Company’s board of directors as of June 9, 2011.  Pursuant to the Investment Agreement, the Purchasers’ right to nominate nominees to the Company’s board of directors shall at no time be in excess of the level considered proportionate for purposes of the NASDAQ listing rules or other applicable listing rules.

The acquisitions of shares of Series A Preferred by the Purchasers were effected because of the belief that the shares represent an attractive investment.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, the Company’s board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series A Preferred or Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Investment Agreement.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Series A Preferred or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Company’s board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Series A Preferred and/or Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Except as set forth above in this Schedule 13D, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, the Series A Certificate and the Registration Rights Agreement, copies of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and which are incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer

(a)
Please see rows 7-11 and 13 of the cover page for each Reporting Person.  All percentages relating to beneficial ownership of Common Stock are calculated based upon the 13,587,983 shares of Common Stock that were outstanding as of May 10, 2011, as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 11, 2011.

(b)	Please see rows 7-11 and 13 of the cover page for each Reporting Person.

(c)
On June 9, 2011, TMP II LP acquired 94,182 shares of Series A Preferred for an aggregate purchase price of $9,418,200, TMPN acquired 984 shares of Series A Preferred for an aggregate purchase price of $98,400 and TMPA acquired 334 shares of Series A Preferred for an aggregate purchase price of $33,400.  Shares of Series A Preferred are convertible into Common Stock.  Descriptions of the investment by TMP II LP, TMPN and TMPA are included in Item 4 hereto.

Except as described in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(d)	Not applicable.

(e)	Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.                      Material To Be Filed as Exhibits

Exhibit 1
Investment Agreement, dated June 8, 2011, by and among CAS Medical Systems, Inc., Thomas, McNerney & Partners II, L.P., TMP Nominee II LLC and TMP Associates II, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on June 13, 2011).

Exhibit 2
Certificate of Designation of Series A Convertible Preferred Stock of CAS Medical Systems, Inc. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on June 13, 2011).

Exhibit 3
Registration Rights Agreement, dated June 9, 2011, by and among CAS Medical Systems, Inc., Thomas, McNerney & Partners II, L.P., TMP Nominee II LLC and TMP Associates II, L.P. (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on June 13, 2011).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011	THOMAS, MCNERNEY & PARTNERS II, L.P. a Delaware Limited Partnership By: Thomas, McNerney & Partners II, LLC, its General Partner By: /s/ James Thomas Name: James Thomas Title: Manager
Dated: June 20, 2011	THOMAS, MCNERNEY & PARTNERS II, LLC a Delaware Limited Liability Company By: /s/ James Thomas Name: James Thomas Title: Manager
Dated: June 20, 2011	JAMES THOMAS /s/ James Thomas Name: James Thomas
Dated: June 20, 2011	ALEX ZISSON /s/ Alex Zisson Name: Alex Zisson
Dated: June 20, 2011	PRATIK SHAH /s/ Pratik Shah Name: Pratik Shah
Dated: June 20, 2011	ERIC AGUIAR, M.D. /s/ Eric Aguiar Name: Eric Aguiar

Dated: June 20, 2011	TMP NOMINEE II, LLC a Delaware Limited Liability Company By: /s/ James Thomas Name: James Thomas Title: Manager By: /s/ Pete McNerney Name: Pete McNerney Title: Manager
Dated: June 20, 2011	TMP ASSOCIATES II, L.P. a Delaware Limited Partnership By: Thomas, McNerney & Partners II, LLC, its General Partner By: /s/ James Thomas Name: James Thomas Title: Manager